                        1934 Act Registration No. 1-15128



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                               Dated July 17, 2003

                           For the month of June 2003


                       United Microelectronics Corporation
                 (Translation of Registrant's Name into English)


                              No. 3 Li Hsin Road II
                          Science-Based Industrial Park
                             Hsinchu, Taiwan, R.O.C.
                     (Address of Principal Executive Office)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)


                  Form 20-F          x                        Form 40-F ________
                              -----------------


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes ________                                No       x
                                                                 ---------------


     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      United Microelectronics Corporation




Date:    7/17/2003              By     /s/   Stan Hung
     ---------------------        --------------------------------------
                                  Stan Hung
                                  Chief Financial Officer

                                     Exhibit

Exhibit           Description

99.1 Announcement on June 23, 2003: The Board of Directors Approved a resolution on the Issuance of 2nd Overseas Exchangeable Bonds
99.2 Announcement on July 3, 2003: UMC and HBA Achieve Working 90-nanometer Silicon for HBA's High Speed SRAM
99.3 Announcement on July 7, 2003: SUPERH SH4-202 CPU CORE ACHIEVES SILVER IP STATUS AT UMC
99.4     Announcement on July 9, 2003: June sales
99.5 Announcement on July 15, 2003: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

                                                                    EXHIBIT 99.1

The Board of Directors Approved a resolution on the Issuance of 2nd Overseas Exchangable Bonds

1. Date of the board of directors resolution:2003/06/20

2. Name [_____nth issue of (secured, unsecured) corporate bonds of ___ Co.]:

2nd issue of overseas exchangeable bonds of United Microelectronics Corp.
3. Total amount of the issue: no more than US$212million
4. Face value: US$10,000 each or greater
5. Issue price: 101%-108% of par value
6. Issue period: five years
7. Issue coupon/interest rate: authorize the Chairman to decide based on the market condition
8. Types, names, monetary amounts of security or collateral and stipulations thereupon: not applicable
9. Use of the funds raised by the offering and utilization plan:
use for overseas material purchase
10. Underwriting method: authorize the Chairman to decide based on the market condition
11. Trustees for the bonds: authorize the Chairman to decide based on the market condition
12. Underwriter or distributing agent institution: authorize the Chairman to decide based on the market condition
13. Guarantor(s) for the issue: not applicable
14. Institution serving as agent for payment of the principal and interest: authorize the Chairman to decide based on the market condition
15. Certifying institution: authorize the Chairman to decide based on the market condition
16. Where convertible into shares, the rules for conversion: authorize the Chairman to decide based on the market condition
17. Resale conditions: authorize the Chairman to decide based on the market condition
18. Repurchase conditions: authorize the Chairman to decide based on the market condition
19. The record date for share conversion, if conversion, exchange, or subscription rights are attached: not applicable
20. Possible dilution of equity, if conversion, exchange, or subscription rights are attached: not applicable
21. Any other matters that need to be specified: The exchangeable bonds is subjected to SFC of MOF's approval. Additional announcement will be made thereafter when terms and conditions are finalized.

                                                                    EXHIBIT 99.2

UMC and HBA Achieve Working 90-nanometer Silicon for HBA's High Speed SRAM

1.Date of occurrence of the event: 2003/07/02

2.Cause of occurrence: Hsinchu, July 2, 2003--UMC, a world leading semiconductor foundry (NYSE: UMC) and High Bandwidth Access, Inc. (HBA), developer of advanced FIFO and specialty memory devices for high capacity broadband networks, today announced the successful prototyping of HBA's high speed IC based on the foundry's 90-nm process. The two engineering teams achieved working silicon on their first pass, signifying the close collaboration between the companies to successfully integrate HBA's design with UMC's most advanced process. Volume production for HBA's IC is expected later this year. UMC's 90-nm HS (High speed) process enables the SRAM prototype to deliver extremely high performance while maintaining a low operational current and a core voltage range of 0.8V-1.4V. The IC paves the way for future SoC integration and is suited for HBA's new high density ZeBL (Zero Bus Latency) SRAM family. In addition, the two companies have validated key analog and digital IPs for UMC's 90-nm process.

3. Countermeasures: none

4. Any other matters that need to be specified: none

                                                                    EXHIBIT 99.3

SUPERH SH4-202 CPU CORE ACHIEVES SILVER IP STATUS AT UMC

1.Date of occurrence of the event: 2003/07/07

2.Cause of occurrence: Hsinchu, Taiwan; San Jose, USA; Bristol, UK and Tokyo, Japan - 7 July, 2003 UMC (NYSE: UMC) a world leading semiconductor foundry, and SuperH, Inc., the leading supplier of multimedia RISC CPU cores, today announced that SuperH's SH4-202 32-bit CPU core has achieved "Silver IP" status at UMC for the foundry's 0.13um process. A Silver ranking under UMC's Gold IP program signifies that the core has been verified in silicon at UMC and is ready for production.

The SH-4 family is targeted at a wide range of multimedia applications including set top box, car information systems and portable digital consumer products and is supported through SuperH's extensive 3rd party program with over 65 companies offering various development tools, software and design services.

The "Silver IP" status of the SH4-202 will become "Gold IP" once a customer design that uses the core achieves volume production at UMC. The Gold IP program makes available to customers a wide range of silicon verified IP and library components that are optimized for easy integration into customer designs.

The SH4-202 CPU core integrates a 32-bit RISC CPU core with an integrated Vector floating point unit and delivers an impressive 1.5Dhrystone 2.1 MIPS/MHz and 7MFLOPS/MHz. In 0.13um CMOS the CPU core is less than 1mm2 and the whole hard macro integrating CPU, FPU, 32K D cache, 16K I cache, serial port, timers, real time clock, interrupt controller, bus interface and debug port is only 8.2mm2.

3. Countermeasures:none

4. Any other matters that need to be specified: none

                                                                    EXHIBIT 99.4

                       United Microelectronics Corporation

                                  July 9, 2003

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2003

1)  Sales volume (NT$ Thousand)

---------------------------------------------------------------------------------------------
   Period            Items              2003           2002          Changes           %
---------------------------------------------------------------------------------------------
June             Invoice amount       7,555,783      6,654,217        901,566       13.55%
---------------------------------------------------------------------------------------------
Jan -June        Invoice amount      41,341,175     33,937,025      7,404,150       21.82%
---------------------------------------------------------------------------------------------
June             Net sales            7,027,757      6,711,096        316,661        4.72%
---------------------------------------------------------------------------------------------
Jan -June        Net sales           39,604,152     30,739,328      8,864,824       28.84%
---------------------------------------------------------------------------------------------

2)  Funds lent to other parties (NT$ Thousand)

------------------------------------------------------------------------------------------------
                                     Balance as of period end
------------------------------------------------------------------------------------------------
                              This Month           Last Month             Limit of lending
------------------------------------------------------------------------------------------------
UMC                                       0                    0                     30,949,691
------------------------------------------------------------------------------------------------
UMC's subsidiaries                   30,810               30,367                      1,940,958
------------------------------------------------------------------------------------------------

3)  Endorsements and guarantees (NT$ Thousand)

-------------------------------------------------------------------------------------------------------
                               Change in This Month   Balance as of period end   Limit of endorsements
-------------------------------------------------------------------------------------------------------
UMC                                               0                          0              61,899,383
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries                                0                          0                       0
-------------------------------------------------------------------------------------------------------
UMC endorses for subsidiaries                                                0                       0
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for UMC                                           0                       0
-------------------------------------------------------------------------------------------------------
UMC endorses for PRC companies                                               0                       0
-------------------------------------------------------------------------------------------------------
UMC's subsidiaries endorse for PRC companies                                 0                       0
-------------------------------------------------------------------------------------------------------

4)  Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

-------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
-------------------------------------------------------------------------------------------------------
Financial instruments
-------------------------------------------------------------------------------------------------------
Realized profit (loss)
-------------------------------------------------------------------------------------------------------

a-2 Hedging purpose (for the position of floating rate liabilities)

-------------------------------------------------------------------------------------------------------
Underlying assets / liabilities                                                                    N/A
-------------------------------------------------------------------------------------------------------
Financial instruments
-------------------------------------------------------------------------------------------------------
Realized profit (loss)
-------------------------------------------------------------------------------------------------------

b   Trading purpose : None

                                                                    EXHIBIT 99.5

                       United Microelectronics Corporation
                           For the month of June, 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC)
2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of June, 2003

1) The trading of directors, supervisors, executive officers and 10% shareholders

-------------------------------------------------------------------------------------------------------------------
    Title            Name            Number of shares held     Number of shares     Number of shares     Changes
                                     when elected (for         held as of           held as of
                                     Directors,                May 31, 2003         June 30, 2003
                                     Supervisors and
                                     Executive Officers)
                                     or as May 30, 2001
-------------------------------------------------------------------------------------------------------------------
    CMO            Chris Chi                                         3,385,640             3,277,640       108,000
-------------------------------------------------------------------------------------------------------------------
  President        Fu-Tai Liou                                       5,582,601             5,492,301        90,000
-------------------------------------------------------------------------------------------------------------------

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

-------------------------------------------------------------------------------------------------------------------
    Title            Name            Number of                 Number of            Changes
                                     shares pledge             shares pledge
                                     as of                     as of
                                     May 31, 2003              June 30, 2003
-------------------------------------------------------------------------------------------------------------------
    N/a              N/a
-------------------------------------------------------------------------------------------------------------------

3)  The acquisition assets (NT$ Thousand)

--------------------------------------------------------------------------------------------
         Description of assets                         June               Jan - Jun

--------------------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                 392,372               3,312,540
--------------------------------------------------------------------------------------------
Fixed assets                                            2,132                  38,434
--------------------------------------------------------------------------------------------

4)  The disposition of assets (NT$ Thousand)

--------------------------------------------------------------------------------------------
         Description of assets                         June               Jan - Jun
--------------------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                 125,216                 993,272
--------------------------------------------------------------------------------------------
Fixed assets                                                0                  18,283
--------------------------------------------------------------------------------------------